Allstate Financial Services, LLC

(SEC I.D. No. 8-36365)

Financial Statement as of
December 31, 2017 and Report of
Independent Registered Public Accounting Firm

File pursuant to Rule 17a-5(e)(3) under the Securities and
Exchange Act of 1934 as a PUBLIC Document.

ALLSTATE FINANCIAL SERVICES, LLC

TABLE OF CONTENTS



Deloitte & Touche LLP
111 South Wacker Drive
Chicago, IL 60606
USA

Tel: 312 486 1000
Fax: 312 486 1486
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Managers of
Allstate Financial Services, LLC
Lincoln, Nebraska

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Allstate Financial Services, LLC (the "Company") as of December 31, 2017, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

/s/ Deloitte & Touche LLP

February 28, 2018

We have served as the Company's auditor since 2000.

ALLSTATE FINANCIAL SERVICES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2017

ASSETS

INVESTMENTS

Fixed income securities at fair value (amortized cost $4,995,784)	$	4,981,440
Short-term investments at fair value (amortized cost $10,421,545)		10,421,935
Total investments		15,403,375
Cash and cash equivalents		15,445,164
Commissions receivable (net of allowance of $10,953)		5,451,187
Deferred income taxes		89,141
Receivable from affiliates		12,816
Other assets		782,480
TOTAL ASSETS	$	37,184,163

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Commissions payable	$	10,792,358
Payable to affiliates		8,020,270
Accounts payable and accrued expenses		884,612
Income taxes payable to affiliate		830,545
Total liabilities		20,527,785
MEMBER'S EQUITY		16,656,378
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	37,184,163

See notes to financial statements.

ALLSTATE FINANCIAL SERVICES, LLC

NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2017

1. **GENERAL**

   Basis of presentation - The accompanying financial statement includes the accounts of Allstate Financial Services, LLC (the "Company"), a limited liability company wholly owned by Allstate Insurance Company ("Allstate"), a wholly owned subsidiary of Allstate Insurance Holdings ("Allstate Holdings"), a wholly owned subsidiary of The Allstate Corporation (the "Corporation"). The financial statement has been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

   Use of estimates - The preparation of the financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statement and accompanying notes. Actual results could differ from those estimates.

   Nature of operations - The Company, a Delaware limited liability company, is a broker-dealer registered with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA").

   The Company sells mutual funds and variable annuities issued by unaffiliated providers, variable life contracts issued by affiliated and unaffiliated insurers, and accepts additional deposits on deferred annuity contracts issued by affiliated insurers. These products are sold by independent and exclusive insurance agents registered with the Company and affiliated with Allstate Life Insurance Company ("Allstate Agents"). Allstate Agents are authorized to sell products issued by affiliated and unaffiliated providers in all 50 states and the District of Columbia. The Company derives revenue from commission income and pays commissions to these Allstate Agents and incurs other expenses associated with Company operations.

   Regulation - In 2016, the U.S. Department of Labor ("DOL") issued its final fiduciary rule (the "Rule"). The Rule expands the range of activities considered "investment advice" and establishes a new framework for determining whether a person is a "fiduciary" when selling mutual funds, variable and indexed annuities, or variable life products in connection with an individual retirement account ("IRA") or employee benefit plan covered under the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). The Rule impacts our sales processes and volumes, and producer compensation arrangements. Certain provisions of the Rule, such as the impartial conduct standards, became effective on June 9, 2017, while other provisions were not to apply until January 1, 2018. In November 2017, the DOL approved an 18-month delay to the provisions of the Rule that were to apply on January 1, 2018. The delay will allow the DOL to determine whether the Rule may adversely affect investors or retirees or adversely affect the ability of Americans to gain access to retirement information and financial advice. The delay also allows the DOL to coordinate with other regulators, such as state insurance regulators and the SEC, and Congress. It is yet to be determined whether any changes to the Rule's requirements will result from the DOL's continued examination of the Rule.

   Subsequent events - Subsequent events were evaluated through February 28, 2018, the date the financial statement was issued.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Investments - Fixed income securities include bonds and are carried at fair value. Short-term investments consist of U.S. Treasury bills and are carried at fair value.

   Cash and cash equivalents - Cash equivalents include highly liquid investments with original maturities of less than ninety days.

Commission refunds - The Company recognizes an allowance for uncollectible commission receivables due from the product providers and reports the amount net with commission receivables on the Statement of Financial Condition. The allowance for uncollectible commission receivables was $10,953 as of December 31, 2017.

For variable life contracts, annualized commission revenues receivable from contracts issued by affiliated and unaffiliated product providers and annualized commission expenses payable to the Allstate Agents are recognized on the effective date of the contracts. Upon cancellation of a variable life contract in the first year, the Company must refund a pro-rata portion of the annualized commission revenue to the product providers. The commission revenue refund to the product issuer is not predicated on recovering the commission expense paid to the Allstate Agent. The Company estimates its commission revenue refund liability for policy cancellations based on historical variable life persistency rates, agent compensation rates and agent termination rates. As of December 31, 2017, a refund liability of $38,218 is reported as a component of accounts payable and accrued expenses in the Statement of Financial Condition.

Commission refunds are due from Allstate Agents on deferred and variable annuity and variable life contracts that are canceled or unsettled. As of December 31, 2017, commission refunds receivable totaled $301,233 and are included as a component of other assets on the Statement of Financial Condition. The Company records a provision for uncollectible commission refunds receivable from Allstate Agents based on the contractual relationship between the agent and the Company, historical recovery rates and the period of time that the amount has been due. The provision for uncollectible commission refunds receivable from Allstate Agents as of December 31, 2017 was $166,041 and is reported in other assets on the Statement of Financial Condition.

Commissions payable - Bonuses are accrued and paid to Allstate Agents for certain deposits to mutual funds, variable annuity and variable life contracts. Allstate Agents qualify for a bonus based on their sales production relative to the size of their agency. As of December 31, 2017, the bonus accrual balance of $7,059,122 is included in commissions payable on the Statement of Financial Condition.

Income taxes - The income tax provision is calculated under the liability method. Deferred tax assets and liabilities are recorded based upon the difference between the financial statement and tax bases of assets and liabilities at the enacted tax rates.

3. **FAIR VALUE OF ASSETS AND LIABILITIES**
   Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The hierarchy for inputs used in determining fair value maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that observable inputs be used when available. Assets and liabilities recorded on the Statement of Financial Condition at fair value are categorized in the fair value hierarchy based on the observability of inputs to the valuation techniques as follows:

   Level 1: Assets and liabilities whose values are based on unadjusted quoted prices for identical assets or liabilities in an active market that the Company can access.

   Level 2: Assets and liabilities whose values are based on the following:
   (a) Quoted prices for similar assets or liabilities in active markets;
   (b) Quoted prices for identical or similar assets or liabilities in markets that are not active; or
   (c) Valuation models whose inputs are observable, directly or indirectly, for substantially the full term of the asset or liability.

   Level 3: Assets and liabilities whose values are based on prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. Unobservable inputs reflect the Company's estimates of the assumptions that market participants would use in valuing the assets and liabilities.

The availability of observable inputs varies by instrument. In situations where fair value is based on internally developed pricing models or inputs that are unobservable in the market, the determination of fair value requires more judgment. The degree of judgment exercised by the Company in determining fair value would typically be greatest for instruments categorized in Level 3. In many instances, valuation inputs used to measure fair value fall into different levels of the fair value hierarchy. The category level in the fair value hierarchy is determined based on the lowest level input that is significant to the fair value measurement in its entirety. The Company uses prices and inputs that are current as of the measurement date, including during periods of market disruption. In periods of market disruption, the ability to observe prices and inputs may be reduced for many instruments.

The Company is responsible for the determination of fair value and the supporting assumptions and methodologies. The Company gains assurance that assets and liabilities are appropriately valued through the execution of various processes and controls designed to ensure the overall reasonableness and consistent application of valuation methodologies, including inputs and assumptions, and compliance with accounting standards. For fair values received from third parties or internally estimated, the Company's processes and controls are designed to ensure that the valuation methodologies are appropriate and consistently applied, the inputs and assumptions are reasonable and consistent with the objective of determining fair value, and the fair values are accurately recorded. For example, on a continuing basis, the Company assesses the reasonableness of individual fair values that have stale security prices or that exceed certain thresholds as compared to previous fair values received from valuation service providers or brokers or derived from internal models. The Company performs procedures to understand and assess the methodologies, processes and controls of valuation service providers. In addition, the Company may validate the reasonableness of fair values by comparing information obtained from valuation service providers or brokers to other third party valuation sources for selected securities. The Company performs ongoing price validation procedures such as back-testing of actual sales, which corroborate the various inputs used in internal models to market observable data. When fair value determinations are expected to be more variable, the Company validates them through reviews by members of management who have relevant expertise and who are independent of those charged with executing investment transactions.

In determining fair value, the Company used the market approach which generally utilizes market transaction data for the same or similar instruments. All investments were categorized as Level 1 as of December 31, 2017.

Summary of significant valuation techniques for assets measured at fair value on a recurring basis

Level 1 measurements

   Fixed income securities: Comprise certain U.S. Treasury fixed income securities. Valuation is based on unadjusted quoted prices for identical assets in active markets that the Company can access.

   Short-term investments: Comprise U.S. Treasury bills valued on unadjusted quoted prices for identical assets in active markets that the Company can access.

The Company held $4,981,440 of U.S. Treasury fixed income securities and $10,421,935 of short-term U.S. Treasury bills. There were no transfers between levels in 2017.

The fair value of all other financial assets and liabilities approximates their carrying value as they are short-term in nature.

4. **NET CAPITAL REQUIREMENTS**
   As a registered broker-dealer, the Company is subject to the Alternative Standard promulgated under the SEC Uniform Net Capital Rule 15c3-1 (the "Rule"), which requires the maintenance of minimum net capital, as defined under the Rule, equivalent to the greater of $250,000 or 2% of aggregate customer debits, as defined under the Rule.

As of December 31, 2017, the Company had net capital, as defined under the Rule, of $14,187,044, which was $13,937,044 in excess of required net capital of $250,000. The Company did not have any aggregate customer debits, as defined under the Rule.

5. **INCOME TAXES**

As a limited liability company, the Company's 2017 income will be reported on Allstate's income tax return as the Company's sole member. Allstate will join the Corporation and its other eligible domestic subsidiaries (the "Allstate Group") in the filing of a consolidated federal income tax return and is a party to a federal income tax allocation agreement (the "Tax Sharing Agreement"). Under the Tax Sharing Agreement, the Company will settle its share of Allstate's 2017 tax liability or benefit with Allstate. Effectively, this results in the Company's annual income tax provision being computed, with adjustments, as if the Company filed a separate return.

The Internal Revenue Service ("IRS") is currently examining the Allstate Group's 2013 and 2014 federal income tax returns and the exam is expected to be complete in the first quarter of 2018. The IRS has also begun their examination of the Allstate Group's 2015 and 2016 federal income tax returns. The Allstate Group's tax years prior to 2013 have been examined by the IRS and the statute of limitations has expired on those years. Any adjustments that may result from IRS examinations of the Allstate Group's tax returns are not expected to have a material effect on the financial position of the Company.

Public Law 115-97, known as the Tax Cuts and Jobs Act of 2017 ("Tax Legislation") became effective on December 22, 2017, resulting in a permanent reduction in the federal corporate income tax rate from 35% to 21% beginning January 1, 2018. The Tax Legislation resulted in a revaluation of deferred tax assets and liabilities.

The Company had no liability for unrecognized tax benefits as of December 31, 2017 and believes that it is reasonably possible that the liability balance will not significantly increase within the next 12 months. No amounts have been accrued for interest or penalties related to unrecognized tax benefits.

The components of the deferred income tax assets/(liabilities) as of December 31, 2017 are as follows:

Accrued Commissions	$ 19,881
Commission Refunds	45,195
Contingent Liabilities	21,000
Other Assets	135
Unrealized Net Loss	2,930
Total Deferred Tax Assets	89,141
Total Deferred Tax Liabilities	—
Total Deferred Tax Assets/(Liabilities)	$ 89,141

Although realization is not assured, management believes it is more likely than not that the deferred tax assets will be realized based on the assumption that certain levels of income will be achieved in the consolidated tax return.

6. **RELATED-PARTY TRANSACTIONS**

The Company uses services performed by Allstate and other affiliates, and business facilities owned or leased and operated by Allstate in conducting its business activities. In addition, the Company shares the services of employees with Allstate. The Company reimburses its affiliates for the operating expenses incurred on behalf of the Company. The Company is charged for the cost of these operating expenses based on the level of services provided. As of December 31, 2017, $8,020,270 is payable for these expenses and is included as payable to affiliates on the Statement of Financial Condition. The company also provides services to Allstate affiliates for

which it is reimbursed. As of December 31, 2017, $12,816 is recoverable for these services and is included as receivable from affiliates on the Statement of Financial Condition.

The Company receives commission income on the sale of deferred and variable annuity and variable life contracts from ALIC, ALNY, and AAC. As of December 31, 2017, $956,487 is recorded as a receivable and is included as a component of commissions receivable on the Statement of Financial Condition.

7. **COMMITMENTS AND CONTINGENT LIABILITIES**
The Company's agreement with its clearing broker contains a clause that indemnifies the clearing broker from losses on transactions in which the customer fails to satisfy its terms. The Company's liability under these agreements is not determinable until such transactions occur. Upon occurrence, these transactions are settled immediately. As a result, no contingent liability is accrued for these transactions. Historically, the company has not made material payments pursuant to this agreement.

The Company reviews its lawsuits, regulatory inquiries, and other legal proceedings on an ongoing basis and follows appropriate accounting guidance when making accrual and disclosure decisions. The Company establishes accruals for such matters at management's best estimate when the Company assesses that it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. The Company's assessment of whether a loss is reasonably possible or probable is based on its assessment of the ultimate outcome of the matter following all appeals. The Company does not include potential recoveries in its estimates of reasonably possible or probable losses. Legal fees are expensed as incurred.

When the Company assesses it is reasonably possible or probable that a loss has been incurred, it discloses the matter. When it is possible to estimate the reasonably possible loss or range of loss above the amount accrued, if any, for the matters disclosed, that estimate is aggregated and disclosed. Disclosure is not required when an estimate of the reasonably possible loss or range of loss cannot be made.